FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of June 7, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



VANNESSA'S CRUCITAS (COSTA RICA) PROJECT SECURE

June 7, 2002

Costa Rica - Vannessa Ventures (VVV:TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) wishes to clarify some of the information distributed by the media, which, in the Company's opinion, omitted important parts of the publications and to some degree wrongfully interpreted others. Government officials issued two statements, one being a proposed Law to prohibit large open pit mining projects, and an Executive Decree for a Moratorium on open pit mining. The proposed Bill will have to go through all the legislative processes regulated by the Constitution of Costa Rica before it becomes Law. This proposed Law seeks to deal with new exploration and exploitation projects and will not affect projects approved prior to the Law coming into effect since this would conflict with the Constitution of Costa Rica which does not allow retroactive effects against existing rights.

The Executive Decree refers to new exploration and exploitation projects and states that rights legally acquired prior to the publication will be respected. Vannessa's local management and legal advisors are therefore confident that, while some of its exploration concessions in Costa Rica might be subject to review, the Crucitas project will not be affected by the Decree and the proposed Law issued by the Presidency and the Ministry of Environment and Energy.

The Company recognizes and respects the Government of Costa Rica's desire to find amiable solutions to existing mining projects as mentioned in the proposed Law. The Crucitas project however is in a remote region and with great social and economic benefits to Costa Rica and the small communities nearby. It has been planned to operate environmentally benign, followed by full reclamation and restoration of the site. Currently, the Company is developing a program whereby areas that have been previously affected nearby by other activities will be reforested for the benefit of all, and is developing a joint Company/Government program to train and guide local authorities in the establishment of environmental controls.

Management is also in Costa Rica and is currently meeting with Government Officials. The Company will report further on this matter early next week.


"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATED: NUNC PRO TUNC                       June 7, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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